SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of February, 2007

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                      c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                              County Dublin Ireland
                    (Address of principal executive offices)


    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                       10 NEW AIRCRAFT IN JUST TWO MONTHS
                50 NEW ROUTES, 5,000 NEW JOBS, $700M INVESTMENT


Ryanair, Europe's largest low fares airline today (Tuesday, 27th February 2007) welcomed the arrival of ten brand new aircraft that it will receive over the next 2 months. These aircraft deliveries, worth $700 million will bring Europe's lowest fares to even more passengers. The aircraft will result in 50 new routes that will create 5,000 new jobs.

Speaking today, Peter Sherrard, Ryanair's Head of Communications, said:

        "Ryanair's $700 million investment will create 5,000 jobs across Europe as we expand our existing bases at Barcelona Girona, East Midlands, London Stansted and launch our second German base in Bremen.

        "Ryanair is starting 50 new routes all over Europe in the coming months, thanks to these aircraft, bringing even lower fares to European consumers. These new routes will provide a massive boost to local economies all over Europe with increased visitor numbers and massive savings for passengers.

        "Ryanair's no fuel surcharge guarantee is widening the gap between our low fares and the high prices of our fuel surcharging competitors. This is driving demand and attracting millions of additional passengers to Ryanair".



Ends.                                         Tuesday, 27th February 2007



For further information:

Peter Sherrard - Ryanair                 Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228                   Tel: 00 353 1 4980 300






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  27 February, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director